1-A/A

0000860676

33-33487

STEUBEN TRUST CORPORATION

Main Office
One Steuben Square
Hornell, NY 14843-1699

Telephone 607.324.5010
Fax 607.324.9532
mysteubentrust.com

12028336

VIA FEDERAL EXPRESS

SEC Mail Processing Section
OCT 16 2012
Washington DC
401

October 15, 2012

CFIT Mailbox
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Steuben Trust Corporation
Post-Qualification Amendment No. 22 to Offering Statement on Form 1-A
Commission File No. 24-3656

To Whom It May Concern:

We write this letter to request that the above-referenced Amendment No. 22, filed with the Commission on or about September 26, 2012, be withdrawn.

Please contact the undersigned or our attorney, Helen A. Zamboni, at your earliest convenience should you have any questions or comments concerning this filing. Ms. Zamboni may be reached by telephone at (585) 258-2844 or by mail at 300 Bausch & Lomb Place, Rochester, New York 14604.

Very truly yours,

James P. Nicoloff

cc: Christopher Windsor, Esq.
David Lin
Helen A. Zamboni, Esq.

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